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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. N/A)*

Nuvve Holding Corp.

(Name of Issuer)

COMMON SHARES, $0.0001 PAR VALUE

(Title of Class of Securities)

67079Y 100

(CUSIP Number)

Toyota Tsusho Corporation Attn: Takeshi Inoue 3-13, Konan 2-chome, Minato-ku, Tokyo 108-8208, Japan Tel: +81(0)3-4306-5000 / +81- (0)3-4306-5513	Baker McKenzie LLP Attn: Derek Liu Two Embarcadero Center, 11th Floor San Francisco, California 94111 Tel: +1 415 984 3841

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67079Y 100

1	NAMES OF REPORTING PERSON: Toyota Tsusho Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 1800-01-031731
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,466,719
	8	SHARED VOTING POWER: N/A
	9	SOLE DISPOSITIVE POWER: 1,466,719
	10	SHARED DISPOSITIVE POWER: N/a

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,466,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

EXPLANATORY NOTE

This Schedule 13D relates to common stock, par value $0.0001 per share (the “Common Stock”), of Nuvve Holding Corporation, a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock of the Issuer, which has its principal executive offices at 2468 Historic Decatur Road, San Diego, California 92106. The Issuer’s Common Stock is traded on the Nasdaq under the stock symbol “NVVE”.

Item 2. Identity and Background

This Statement is being filed by and on behalf of Toyota Tsusho Corporation (the “Reporting Person”), a sōgō shōsha (general trading company) organized under the laws of Japan. The address for the Reporting Person is Century Toyota Bld. 9-8, Meieki 4-chome, Nakamura-ku, Nagoya, 450-8575, Japan.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 11, 2020, Newborn Acquisition Corp. (“Newborn”) entered into a merger agreement, as amended in February 2021 (the “Merger Agreement”), which provided for a business combination (the “Business Combination”) between Newborn and Nuvve Corporation, a Delaware corporation (“Nuvve”). Prior to the Business Combination, the Reporting Person owned common stock in Nuvve. The source of the funds used by the Reporting Person to initially acquire the common stock in Nuvve was from Reporting Person’s own funds.

Pursuant to the Merger Agreement, the business combination was effected in two steps: (i) Newborn reincorporated to the State of Delaware by merging with and into NB Merger Corp., a Delaware corporation and wholly-owned subsidiary of Newborn, with the Issuer being the surviving entity and the security holders of Newborn becoming security holders of the Issuer (the “Reincorporation Merger”); and (ii) immediately after the Reincorporation Merger, Nuvve Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, merged with and into Nuvve, with Nuvve surviving as a wholly-owned subsidiary of the Issuer (the “Acquisition Merger”), and the security holders of Nuvve becoming security holders of the Issuer. Upon consummation of the Acquisition Merger, the shares of Nuvve stock held by the Reporting Person were exchanged for shares of Common Stock of the Issuer.

The foregoing description is a summary of the Merger Agreement and does not purport to be complete and is qualified in its entirety by reference to the full text thereof.  The Merger Agreement dated November 11, 2020, which is filed as Exhibit 1 to this Schedule 13D, is incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on March 25, 2021. The Amendment No.1 to Merger Agreement dated February 20, 2021, which is filed as Exhibit 2 to this Schedule 13D, is incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed on March 25, 2021.

Item 4. Purpose of Transaction

The Reporting Person acquired its Common Stock in the Issuer for investment purposes and for the purposes described below.

The description of the Merger Agreement contained in Items 3 and 6 are hereby incorporated by reference into this Item 4.

The Reporting Person will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Person or, if applicable, their affiliates or whether the Reporting Person or, if applicable, any such affiliates will dispose of shares of Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of shares of Common Stock beneficially owned by the Reporting Person may be sold, subject to applicable law, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of their ongoing evaluation of their investment in the Common Stock and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Person may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

As of the close of business on March 19, 2021, the Reporting Person beneficially owned an aggregate of 1,466,719 Common Stock, which represents approximately 7.8% of the 18,761,124 shares outstanding as of March 19, 2021, as disclosed on March 25, 2021.

No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock reported in this Statement.

None of the Reporting Person has effected any transactions in the Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Person’s response to Item 3 is incorporated by reference into this Item 6.

In connection with the Business Combination, the Reporting Person and certain other holders named therein and their respective transferees were granted certain rights pursuant to the Amended and Restated Registration Rights Agreement, dated as of March 19, 2021 (the “Registration Rights Agreement”). The Registration Rights Agreement grants the Reporting Person certain customary demand registration rights and grants all of the holders named therein certain “piggyback” registration rights with respect to registration statements filed subsequent to the Business Combination. This summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 3 hereto.

In connection with the Business Combination, the Reporting Person, the Issuer and Nuvve executed a stockholder agreement dated as of March 19, 2021 (the “Stockholder Agreement”), pursuant to which the parties established certain terms and conditions upon which the Reporting Party holds its Common Stock in the Issuer, including the designation of a director for appointment to the board of the Issuer, and to provide for certain other matters. This summary of the Stockholder Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholder Agreement, which is filed as Exhibit 4 hereto.

Item 7. Material to be Filed as Exhibit

Exhibit 1	Merger Agreement dated November 11, 2020 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Issuer on March 25, 2021)

Exhibit 2	Amendment No. 1 to Merger Agreement dated February 20, 2021(incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Issuer on March 25, 2021)

Exhibit 3	Amended and Restated Registration Rights Agreement dated March 19, 2021 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Issuer on March 25, 2021)

Exhibit 4	Stockholder Agreement dated March 19, 2021 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer on March 25, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2021	Toyota Tsusho Corporation

	By:	/s/ Hideki Yanase
		Name:	Hideki Yanase
		Title:	Member of the Board
Executive Vice President